Exhibit 1

                           [PH Group, Inc. Letterhead]

                                     RELEASE

THIS RELEASE is being executed by Royal Precision, Inc., a Delaware corporation ("RPI") and PH Group Inc., an Ohio corporation ("PHG" an coupled with RPI, the "Parties" or individually, the "Party").

WHEREAS, RPI and PHG entered into a letter of intent, dated September 18, 2000 (the "LOI");

NOW THEREFORE, the parties hereto, intending to be legally bound, do hereby agree as follows:

SECTION 1. This Release terminates the LOI, including without limitation, terminating any rights RPI may have to the option therein granted to acquire up to 500,000 shares of PHG at a price of $.50 per share, which option may be exercised at one or more times over the period of three years beginning on the date of the LOI, and as such the LOI is no longer in force and effect.

SECTION 2. Each Party for itself and for each and all of its past, present, and future predecessors, successors, assigns, affiliates, licensees, transferees, principals, servants, agents, partners, associates, officers, directors, employees, representatives, shareholders, attorneys, insurers, legal representatives, descendants, dependents, heirs, executors, administrators, and all other persons (collectively, the "Successors in Interest") hereby and forever releases and discharges and agrees to indemnify and hold harmless the other Party and each and all of the other Party's Successors in Interest, from any and all claims, demands, liens, causes of action, suits, obligations, controversies, debts, costs, expenses, damages, judgments, and orders of whatever kind or nature, in law, equity, or otherwise, whether known or unknown, suspected or unsuspected, and whether or not concealed or hidden, which have existed, do presently exist, or may exist, including without limitation, the LOI, and all actions taken or omitted to be taken in connection with the execution of the LOI, the due diligence conducted by each Party in furtherance thereof and every other act or omission relating thereto, or arising therefrom.

SECTION 3. It is understood by each Party that there is a risk that subsequent to the execution of this Agreement, a Party may discover facts different from or in addition to the facts which it now knows or believes to be true with respect to the subject matter of this Agreement, or that certain debts, claims, expenses, or liabilities presently known may be or become greater than a Party now expects or anticipates. Each Party intends this Agreement to apply to all unknown or unanticipated results, as well as those known and anticipated, and it is the intention of each Party to hereby fully, finally, absolutely, and forever resolve any and all claims and disputes which have existed, do exist, or may exist between the Parties.

SECTION  4.  Each  Party  acknowledges  that  the  provisions  of  this  Release
constitute  full  and  fair   consideration  for  the  execution   delivery  and
performance of the releases contained in Section 2.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound, hereby execute and deliver this Release, effective as of the 27th day of November, 2000.

                                        ROYAL PRECISION, INC.

                                        /s/ Thomas A. Schneider
                                        ----------------------------------------
                                        By: Thomas A. Schneider, President


                                        PH GROUP INC.

                                        /s/ Charles T. Sherman
                                        ----------------------------------------
                                        By: Charles T. Sherman, President